UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

8 May 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Emerge Energy Services LP

File No. 333-187487 -- CF# 28899

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Emerge Energy Services LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 25, 2013, as amended on May 7, 2013.

Based on representations by Emerge Energy Services LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through May 31, 2021
Exhibit 10.6	through March 7, 2018
Exhibit 10.7	through September 15, 2022
Exhibit 10.8	through September 15, 2022
Exhibit 10.9	through October 1, 2022
Exhibit 10.10	through October 1, 2022
Exhibit 10.11	through May 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel